Exhibit 99.1

OBSIDIAN ENERGY ANNOUNCES CONFERENCE CALL DETAILS TO DISCUSS ITS

YEAR-END 2018 RESULTS

CALGARY, Mar 1, 2019 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is expected to release its financial and operational results for the year ended December 31, 2018 before North American markets open on Thursday, March 7, 2019. In addition, the year ended management’s discussion and analysis and the audited consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on the same date.

CONFERENCE CALL & WEBCAST DETAILS

A conference call will be held to discuss the results at 6:30 am Mountain Time (8:30 am Eastern Time) on Thursday, March 7, 2019.

To listen to the conference call, please call 403-451-9838 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

https://event.on24.com/wcc/r/1950371/3519F2A1554A7061A1AF05ADB846B41C

A digital recording will be available for replay two hours after the call’s completion, and will remain available until March 21, 2019, 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 4193633, followed by the pound (#) key.

Obsidian Energy shares are listed on the Toronto Stock Exchange under the symbol “OBE” and on the New York Stock Exchange under the symbol “OBE.BC”.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com